Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PGT Innovations, Inc.:

We consent to the use of our reports dated March 14, 2018, with respect to the consolidated balance sheets of PGT Innovations, Inc. and its subsidiaries as of December 30, 2017 and December 31, 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 30, 2017, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 30, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Tampa, Florida

September 10, 2018